UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals' corporate partner, Boston Scientific, announces follow-up data from TAXUS clinical trials.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 26, 2003

By:

/s/ David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
MAY 21, 2003

BOSTON SCIENTIFIC ANNOUNCES FOLLOW-UP DATA FROM TAXUS CLINICAL TRIALS

- Safety and efficacy supported across a broad range of studies-

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) corporate partner, Boston Scientific (“BSC”) today announced follow-up data supporting safety and efficacy from three of its TAXUS paclitaxel-eluting stent clinical trials, as well as from a transitional registry associated with the TAXUS program.  BSC made the announcement at the annual Paris Course on Revascularization, the largest interventional cardiology conference in Europe.

TAXUS I

The TAXUS I trial is a randomized, double-blind, multi-center, feasibility study designed to assess safety of BSC’s slow-release drug-eluting stent platform.  The trial was conducted at three centers in Germany and enrolled 61 patients.  BSC today announced two-year safety results as demonstrated by rates of Major Adverse Cardiac Events (MACE).  The results supported safety based on a reported three percent MACE rate at two years.  There were no new MACE events reported in either group between one and two years.  (There was one additional intervention that did not meet the clinical or angiographic definition for MACE.  It occurred between a study [drug-eluting] stent and a non-study [bare] stent and was not attributable to in-stent restenosis.)

TAXUS II

The TAXUS II trial is a 536-patient, 15-country, randomized, double-blind, controlled study of the safety and efficacy of a TAXUS paclitaxel-eluting coronary stent, in which two sequential cohorts of patients with standard risk, de novo coronary artery lesions were treated with different dose formulations. In March, Boston Scientific announced one-year follow-up data from TAXUS II, which supported safety and efficacy.  BSC also announced additional results based on more in-depth analysis of higher- risk patient subgroups, including diabetics and patients with longer lesions and smaller vessels.   The results demonstrated that the reduction in target lesion revascularization (TLR) events for the TAXUS II subgroups at one year was equal to or better than that of the general study population.  For example, diabetics reported an overall TLR reduction of 85 percent, compared to a 75 percent reduction in the general study population.

TAXUS VI

The TAXUS VI trial is studying 448 patients with complex coronary artery disease at 44 sites.  It is designed to establish the safety and efficacy of the moderate-release formulation TAXUS stent in the treatment of longer lesions.  The trial – which includes the use of multiple stents – has a primary endpoint of nine-month target vessel revascularization (TVR).  BSC today announced 30-day safety results for TAXUS VI.  Although the trial is divided into two groups (A and B), it remains blinded to treatment assignment through the nine-month endpoint.  The demographics, baseline lesion characteristics and procedural results were well matched between the two groups.  The 30-day MACE rate was 5.3 percent for Group A and 7.3 percent for Group B.  This rate is consistent with the high-risk profile of the patients enrolled, including those with multi-vessel disease and a mean lesion length of nearly 21mm.  Approximately 35 percent of patients required the use of multiple stents.  BSC also stated that nine-month data will be announced in the fall.

WISDOM

The WISDOM transitional registry was initiated in 2002 as part of a limited commercial launch of BSC’s TAXUSTM Express2TM paclitaxel-eluting coronary stent system.  It is an international, multi-center, prospective, observational registry that is collecting and analyzing real-world data in 19 countries.  WISDOM has enrolled more than 500 patients. BSC announced safety results for the first 100 WISDOM patients.  The results demonstrated safety based on site-reported clinical outcomes at six months, which were three percent, including death, myocardial infarction and TVR. The diabetic patient base for WISDOM is 33 percent, and 61 percent of the lesions were longer than 12mm.

The TAXUS clinical program is a series of studies designed to collect data on Boston Scientific’s proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting.  Prior studies have demonstrated promising results by dramatically reducing restenosis.  Paclitaxel is a multi-functional microtubule inhibitor that controls platelets, smooth muscle cells and white blood cells, all of which are believed to contribute to restenosis.  The proprietary polymer on the stent allows for controlled delivery of paclitaxel.

The TAXUS III trial, which studied the treatment of in-stent restenosis, confirmed safety and reported no thrombosis at one year.  The TAXUS IV trial is designed to assess the safety and efficacy of a slow-release formulation to support regulatory filings for U.S. product commercialization.  It has completed enrollment and nine-month follow-up is underway. The TAXUS V trial is an extension of TAXUS IV, and it is studying higher risk patients including those with smaller vessels as well as those with longer lesions requiring overlapping stents.  The TAXUS system is the subject of an Investigational Device Exemption and is not currently available for commercial distribution in the United States.

Boston Scientific launched the TAXUSTM Express2TM paclitaxel-eluting coronary stent system in Europe and other international markets in February.  BSC has also stated that it plans to launch the product in the United States late this year.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors), ext. 6933

Rui Avelar, MD (media), ext. 6996

(604) 221-7676